
05008752

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Golden Hope Mines Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 09 2005
THOMSON FINANCIAL

FILE NO. 82- 3023 FISCAL YEAR 12-31-04

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw
DAT : 6/9/05

GOLDEN HOPE MINES LIMITED
4 King Street West
Suite 1320
Toronto, Ontario
M5H 1B6

May 18, 2005

TO THE SHAREHOLDERS:

The Bellechasse Gold Project in southern Quebec is the Company's main property and has been the focus of considerable interest since recent increases in the price of gold.

During 2003-2004, a major drilling program was conducted on the Company's Bellechasse Gold Project. 2,803.3 meters of HQ core and 2,041.0 meters of NQ core were drilled as 31 holes. The work was performed under the terms of a partnership agreement which has since been terminated by the Company.

The Company's drilling objectives were twofold. The first was to verify the character of the deposit, particularly with respect to the spatial distribution and configuration of the gold mineralization as known from surface exposures and to confirm the presumed dimensions of the deposit as evidenced by its surface expression.

The drilled dimensions of the Timmins Zone, the principal occurrence, are similar to its surface indications. A near vertical mineralized gabbro mass was confirmed extending 140 meters northeasterly with confirmed widths of 90 meters at the westerly end and 40 meters at the easterly end. The deepest intersection is 308 meters vertical. There are no noticeable changes in the geological character of the intrusive system, which appears to continue uninterrupted to depth. The same quartz stockwork systems, well exposed at surface, are continuous both laterally and vertically. Likewise, there exists a high, for the most part random, incidence of coarse gold throughout the system, wall to wall and vertically to 308 meters. Fine gold has a broader distribution. Several narrow zones of high-grade values show good continuity not previously recognized. Further details of gold distribution patterns as revealed by the drilling are forthcoming. For example, as initial sampling results continue to be turned over to the Company, reassessment is revealing the presence of numerous substantial, previously unreported, intervals. These encouraging results will be reported shortly as the data review proceeds.

The second drilling objective, most importantly, was to test the reliability of drill core as a representative sample for a class of a deposit where gold is commonly coarse and "nuggety" in character and irregularly dispersed in a more uniform field of finer gold. Industry experience has shown that nonhomogeneous coarse gold does not accurately respond to sampling by routine drilling methods, the fundamental cause being insufficient sample size. Inadequate analytical procedures also contribute to the problem. Although the drilling confirms a significant gold content in the Bellechasse Gold Project, it is suspected the true content is understated. Typical of the "nugget effect", the first clue was the recognition of major disparity between occurrences of visible gold and corresponding weak to nil gold values in assays for a high percentage of the visible gold occurrences. Whereas the sampling results arguably may be representative of the fine gold content of the core, an equally accurate accounting of coarse gold content is essential to the overall grade composition of the deposit.

Further evidence of the "nugget problem" and the adequacy of core as a representative sample are being documented as part of ongoing research.

The next phase of the investigation will involve further processing of sample rejects and core by total extraction of gold by gravimetric technology. A treatment facility has been established under contract and work is in progress employing a team of experts in the field of coarse gold sampling.

Elsewhere, the Company has arranged to acquire, through a wholly owned subsidiary, a 100% interest in mineral and mining rights to 437 acres in Washington County, Maine, U.S.A.. The property includes at least five notable silver occurrences with associated base metals, partially defined most recently in the 1980's when silver prices were at an all-time high. The Company plans to further test the established mineral systems for large tonnage, bulk mining possibilities comparable to similar silver deposits presently under development elsewhere. Additionally, exploration surveys will be directed to possible new mineral systems beyond the presently defined limits.

For further information regarding the company, contact Peter H. Smith, Ph.D., P.Eng. at (514) 481-3172 or visit **www.goldenhopemines.com**

By order of the Board

(Sgd) Theodore H. Polisuk

THEODORE H. POLISUK
President

File Number: 82-4991

GOLDEN HOPE MINES LIMITED

FINANCIAL STATEMENTS

DECEMBER 31, 2004

LITVACK, ADELMAN
CHARTERED ACCOUNTANTS
PROFESSIONAL CORPORATION

File Number: 82-4991

LITVACK, ADELMAN
CHARTERED ACCOUNTANTS
PROFESSIONAL CORPORATION

175 WEST BEAVER CREEK ROAD
UNIT 27
RICHMOND HILL, ONTARIO, CANADA L4B 3M1

TELEPHONE: 905-731-1353 EMAIL: radelman@radelman.ca FAX: 905-731-4240

HARRY LITVACK, C.A.
RICHARD ADELMAN, C.A.

AUDITORS' REPORT

To the Shareholders of
Golden Hope Mines Limited

We have audited the Balance Sheet of Golden Hope Mines Limited as at December 31, 2004 and the Statements of Income and Deficit and Cash Flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

"Litvack Adelman"

Chartered Accountants
Professional Corporation

Richmond Hill, Ontario
May 3, 2005

GOLDEN HOPE MINES LIMITED
(INCORPORATED UNDER THE LAWS OF THE PROVINCE OF ONTARIO)
BALANCE SHEET
AS AT DECEMBER 31, 2004

	2004	2003
ASSETS		
CURRENT		
Bank	$ 208	$ 289
GST receivable	9,633	1,534
	9,841	1,823
MINING PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Note 3)	7,124,867	6,938,888
	$ 7,134,708	$ 6,940,711
LIABILITIES		
CURRENT		
Accounts payable (Note 8)	$ 676,492	$ 582,114
Due to related parties (Note 5)	209,931	153,181
	886,423	735,295
SHAREHOLDERS' EQUITY		
ISSUED CAPITAL		
Authorized / Issued		
Unlimited / Common shares (Note 4)	9,679,237	9,502,189
CONTRIBUTED SURPLUS	48,103	40,151
DEFICIT	(3,479,055)	(3,336,924)
	6,248,285	6,205,416
	$ 7,134,708	$ 6,940,711

Approved on behalf of the Board

"Peter Smith" "T.H. Polisuk"

"Peter Smith" "T.H. Polisuk"

GOLDEN HOPE MINES LIMITED
STATEMENT OF INCOME AND DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2004

	2004	2003
EXPENSES		
General and administrative	$ 70,326	$ 117,818
Management fees	18,000	31,097
Shareholders' information	53,805	86,818
	142,131	235,733
NET LOSS	(142,131)	(235,733)
DEFICIT, beginning of year	(3,336,924)	(3,101,191)
DEFICIT, end of year	$ (3,479,055)	$ (3,336,924)
LOSS per common share	$ (.01)	$ (.01)

File Number: 82-4991

GOLDEN HOPE MINES LIMITED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

	2004	2003
CASH PROVIDED BY (USED FOR)		
OPERATIONS		
Net loss	$ (142,131)	$ (235,733)
Items not involving cash		
Stock-based compensation	-	13,946
	(142,131)	(221,787)
Changes in non-cash operating working capital		
GST receivable	(8,099)	(693)
Accounts payable	94,378	172,090
	(55,852)	(50,390)
FINANCING		
Advances from related parties	56,750	3,795
Common shares issued for cash	185,000	181,900
	241,750	185,695
INVESTMENT		
Mining claims and deferred exploration	(185,979)	(136,841)
DECREASE IN CASH	(81)	(1,536)
CASH - beginning of year	289	1,825
CASH - end of year	$ 208	$ 289

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Continued Operations

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern. Adverse conditions cast doubt upon the validity of this assumption. The future of the Company is dependent upon the Company's ability to obtain sufficient cash from external financing and generating future revenues

If the going concern assumption was not appropriate, then adjustments would be necessary in the carrying values of the assets and liabilities, expenses and balance sheet classifications used.

Use of Estimates

These financial statements are prepared in conformity with Canadian generally accepted accounting principles which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and reported amounts of revenues and expenses. Actual results could differ from those estimates.

Financial Instruments

The Company's financial instruments include cash, receivable, accounts payable and amounts due to related parties. Unless otherwise noted it is management's opinion that the Company is not exposed to significant interest rate, currency and credit risks arising from these financial instruments. The fair value of the short-term financial instruments approximates their market value.

Loss Per Share

The loss per share figure has been calculated using the weighted average number of shares outstanding during the period after giving effect to the share consolidation.

Effective January 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to earnings per share. Under this method, fully diluted earnings per share are calculated using the "treasury stock" method, replacing the previous method of "imputed earnings per share". The new recommendations have been applied on a retroactive basis.

Nature of Operations

The Company is in the process of exploring its resource properties and has not yet determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mining claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral Properties

Mineral properties are carried at cost until they are brought into production at which time they are depleted on a unit-of-production basis.

Exploration expenditures relating to mineral properties are deferred until the properties are brought into production at which time they are amortized on a unit-of-production basis.

The cost of properties abandoned or sold and the deferred exploration expenditures relating to properties abandoned or sold are charged to deficit in the current year.

If, in the opinion of management, the results of exploration are not sufficiently promising to warrant further work, or further development has not occurred over a three-year period there is a presumption of impairment and, accordingly, the carrying values will be written down to a nominal carrying value.

Administrative Expenses

Administrative expenses are charged to operations in the current year.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes.

Stock-based Compensation

The Company has adopted the recommendations for stock-based compensation and other stock-based payments prospectively for new stock based compensation awarded after January 1, 2002. These recommendations define recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. Under these new standards, all stock-based payments made to employees and non-employees must be systematically accounted for in the enterprise's financial statements. Under this method, compensation cost should be measured at the grant date based on the fair value of the reward and should be recognized over the related service period.

1. ADOPTION OF NEW ACCOUNTING STANDARD FOR INCOME TAXES

Effective January 1, 2000 the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") recommendations for the accounting for income taxes. The new standard requires the use of the asset and liability method of accounting for income taxes. Under this method, income taxes are recognized for the future income tax consequences attributed to the difference between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using enacted income tax rates expected to apply when the asset is realized or the liability is settled. The effect on the future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Future income tax assets are evaluated and if realization is not considered "more likely than not", a valuation allowance is provided.

2. INCOME TAXES

The Company's income tax expense for the year is nil. There are no future income tax assets or liabilities that have been recognized. The Company's actual income tax expense for the year after the change in the accounting policy is made up as follows:

	2004	2003
Income before income taxes	$ (142,131)	$ (235,733)
Income taxes recovery at combined rate of 40%	56,852	100,422
Stock-based compensation	-	6,220
Taxable benefit not recognized	-	(94,202)
Actual income tax expense	$ -	$ -

As at December 31, 2004 the Company has losses carried forward which are deductible from future income for tax purposes and the losses expire as follows:

2005	$ 82,000
2006	-
2007	27,000
2008	148,000
2009	99,000
2010	196,000
2011	142,000
	$ 694,000

As at December 31, 2004 the Company had exploration and development expenses totaling $4,268,000 available to reduce future year's taxation income.

3. MINING PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

	Opening	Expenditures (Recoveries)	Closing
a) Bellechasse, Panet and Ware Townships, Quebec			
Acquisition	$ 629,353	$ 25,000	$ 654,353
Exploration	6,299,357	160,979	6,460,336
	6,928,710	185,979	7,114,689
b) Clarence Stream and Otish Mountain			
Acquisition	5,408	-	5,408
Exploration	4,770	-	4,770
	10,178	-	10,178
	$ 6,938,888	$ 185,979	$ 7,124,867

a) Bellechasse, Panet and Ware Townships Property

The Company holds a block of contiguous claims subject only to a 10% net profits royalty. The claims were acquired from Gold Belt Mining Ltd. (see Note 5).

Pursuant to an agreement dated August 13, 1990, as amended, the Company acquired an option to earn a 100% interest in 4 claims for $400,000, subject only to a 5% net profits royalty on net profits in excess of $250,000.

The Company entered into an agreement dated May 21, 2003 with Osisko Exploration Ltd. ("Osisko") whereby Osisko can earn a 50% interest in the property by incurring $3,500,000 in exploration on the property over a 3 ½ year period commencing May 22, 2003.

The agreement was terminated July 30, 2004 due to the failure of Osisko to fulfill both its financial and technical commitments under the terms of the agreement. Osisko did not earn any interest in the property.

b) Clarence Stream and Otish Mountain

The Company has the following claims:

50% interest in 46 claims in the Clarence Stream area, New Brunswick
32 units in Otish Mountain area of Northern Quebec, acquired by staking

4. STATED CAPITAL

Authorized: Unlimited common shares
Issued:

	Shares	Value
Balance December 31, 2003	22,201,829	$ 9,502,189
Issued on exercise of warrants	650,000	73,148
Issued for cash	1,000,000	103,900
Balance December 31, 2004	23,851,829	$ 9,679,237

During the year the Company completed a private placement for 1,000,000 common shares at $0.12 per share and warrants to acquire 1,000,000 common shares at $0.20 per share expiring November 11, 2005.

Directors Options

Shares under Option		Price	Expiry
December 31, 2003			
1,026,000	$	0.20	June, 2007 to May, 2010
104,000		0.25	May, 2010
379,000		0.10	January, 2008
200,000		0.15	February, 2008
December 31, 2004			
1,026,000	$	0.20	June, 2007 to May, 2010
104,000		0.25	May, 2010
379,000		0.10	January, 2008
200,000		0.15	February, 2008

Warrants

Warrants outstanding at December 31, 2004 are as follows:

1,350,000 @ $ 0.10 expiring January 24, 2005
1,000,000 @ $ 0.20 expiring November 11, 2005

The Company applies the fair value method of accounting for stock-based compensation awards to non-employees. The value of the warrants and options was estimated at $48,103 using the Black Scholes stock option evaluation model with the following assumptions: estimated weighted average duration of two years for these warrants; risk free interest rate of 4%, forecast volatility factor of 15.00% and no forecast dividend.

Warrants - Subsequent Event

In February 2005 one of the Directors resigned and as a result 400,000 options exercisable at $0.20 were cancelled.

5. RELATED PARTY TRANSACTIONS

a) During the year, 154327 Canada Inc. was entitled to receive $18,000 ($18,000 - 2003) for management services rendered. As at December 31, 2004, the total amount owing to 154327 Canada Inc. for current and past services was $72,000 ($54,000 - 2003). The President of the Company owns 154327 Canada Inc.

b) Gold Belt Mining Ltd., a company that is associated with a director of the Company, was the optionor of the mining claims as described in Note 3.

c) As at December 31, 2004, the sum of $137,931 ($99,181 - 2003) was owing to the President of the Company and Director. During the year the President of the Company was entitled to reimbursement of expenses of $43,750 ($52,385 - 2003) for executive office services.

All related party transactions are measured at their fair values.

6. LOSS PER SHARE

	2004	2003
Basic loss per share		
Numerator:		
Net earnings (loss) for the year	$ (142,131)	$ (235,733)
Denominator:		
Weighted average number of shares	23,026,829	21,197,079
Basic loss per share	$ (0.01)	$ (0.01)

7. SEGMENTED INFORMATION

The Company's operations comprise a single reporting operating segment engaged in the exploration of mineral resources. As operations comprise a single reporting segment amounts disclosed in the financial statements for revenue, and loss for the year also represent segment amounts.

8. ACCOUNTS PAYABLE

Included in accounts payable is an accrual for a judgement rendered on December 2, 2004 against the company in the amount of $54,639. At December 31, 2004, this amount is still outstanding and bears interest plus costs.

GOLDEN HOPE MINES LIMITED
(INCORPORATED UNDER THE LAWS OF THE PROVINCE OF ONTARIO)
BALANCE SHEET
(Unaudited without review by auditor)

	Mar 31, 2005	Dec 31, 2004
ASSETS		
Current		
Cash	$ 176	$ 208
GST receivable	9,871	9,633
	10,047	9,841
Mining properties and deferred exploration expenditures (Note 2)	7,136,056	7,124,867
	$ 7,146,103	$ 7,134,708
LIABILITIES		
Current		
Accounts payable (Note 5)	$ 695,958	$ 676,492
Due to related parties (Note 4)	220,681	209,931
	916,639	886,473
SHAREHOLDERS' EQUITY		
Stated capital (Note 3)		
Authorized:		
Unlimited common shares		
Issued:		
23,851,829 common shares	9,679,237	9,679,237
Contributed Surplus	48,103	48,103
Deficit	(3,497,876)	(3,479,055)
	6,229,464	6,248,285
	$7,146,103	$7,134,708

See Notes to Financial Statements

GOLDEN HOPE MINES LIMITED
STATEMENT OF OPERATIONS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2005
(Unaudited without review by auditor)

Expenses:	2005	2004
General and administrative	$ 7,912	$ 18,558
Shareholders' information	6,409	14,678
Management fees	4,500	4,500
Net loss for the period	18,821	37,736
Deficit, beginning of period	3,479,055	3,336,924
Deficit, end of period	$3,497,876	$3,374,660
Loss per common share	$ 0.001	$ 0.002

See Notes to Financial Statements

GOLDEN HOPE MINES LIMITED
STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2005
(Unaudited without review by auditor)

	2005	2004
CASH PROVIDED BY (USED IN):		
Operations:		
Net loss	$(37,736)	$(37,736)
Changes in non-cash operating of working capital		
Increase in GST receivable	(238)	(1,303)
Increase in accounts payable	19,466	43,875
	407	4,836
Financing Activities:		
Advances from related parties	10,750	18,200
Investing Activities:		
Mining claims and deferred exploration expenditures	(11,189)	(20,242)
Increase (decrease) in cash	(32)	2,794
Cash, beginning of period	289	289
Cash, end of period	$ 176	$ 3,083

See Notes to Financial Statements

GOLDEN HOPE MINES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 2005
(Unaudited without review by auditor)

Note 1

Summary of Significant Accounting Policies

Continued Operations

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern. Adverse conditions cast doubt upon the validity of this assumption. The future of the Company is dependent upon the Company's ability to obtain sufficient cash from external financing and generating future revenues.

If the going concern assumption was not appropriate, then adjustments would be necessary in the carrying values of the assets and liabilities, expenses and balance sheet classifications used.

Use of Estimates

These financial statements are prepared in conformity with Canadian generally accepted accounting principles which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and reported amounts of revenues and expenses. Actual results could differ from those estimates.

Financial Instruments

The Company's financial instruments include cash, receivable, accounts payable and amounts due to related parties. Unless otherwise noted it is management's opinion that the Company is not exposed to significant interest rate, currency and credit risks arising from these financial instruments. The fair value of the short-term financial instruments approximates their market value.

Loss Per Share

The loss per share figure has been calculated using the weighted average number of shares outstanding during the period after giving effect to the share consolidation.

Effective January 1, 2001, the Company adopted the new recommendations of the Candian Institute of Chartered Accountants with respect to earnings per share. Under this method, fully diluted earnings per share are calculated using the "treasury stock" method, replacing the previous method of "imputed earnings per share". The new recommendations have been applied on a retroactive basis.

Nature of Operations

The Company is in the process of exploring its resource properties and has not yet determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mining claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production.

Mineral Properties

Mineral properties are carried at cost until they are brought into production at which time they are depleted on a unit-of-production basis.
Exploration expenditures relating to mineral properties are deferred until the properties are brought into production at which time they are amortized on a unit-of-production basis.
The cost of properties abandoned or sold and the deferred exploration expenditures relating to properties abandoned or sold are charged to deficit in the current year.
If in the opinion of management the results of exploration are not sufficiently promising to warrant further work, or further development has not occurred over a three-year period there is a presumption of impairment and accordingly the carrying values will be written down to a nominal carrying value.

Administrative Expenses

Administrative expenses are charged to operations in the current year.

Note 2

Mining Properties and Deferred Exploration Expenditures

	Opening	Expenditures	Closing
a) Bellechasse, Panet and Ware Townships, Quebec			
Acquisition	$ 654,353	-	$ 654,353
Exploration	6,460,336	11,189	6,471,525
	7,114,689	11,189	7,125,878
b) Clarence Stream and Otish Mountain			
Acquisition	5,408	-	5,408
Exploration	4,770	-	4,770
	10,178	-	10,178
	$ 7,124,867	$ 11,189	$7,136,056

a) Bellechasse, Panet and Ware Townships Property

The Company holds a block of contiguous claims subject only to a 10% net profits royalty. The claims were acquired from Gold Belt Mining Ltd., a company that is associated with the president and a director of the company.

Pursuant to an agreement dated August 13, 1990, as amended, the Company acquired an option to earn a 100% interest in 4 claims for $400,000, subject only to a 5% net profits royalty on net profits in excess of $250,000.

b) Clarence Stream and Otish Mountain

The Company has the following claims:

50% interest in 46 claims in the Clarence Stream area, New Brunswick
32 units in Otish Mountain area of Northern Quebec, acquired by staking

Note 3

Options

As at March 31, 2005, directors and officers had options to purchase: 400,000 common shares at $0.20 per share expiring June 2, 2007; 44,000 common shares at $0.20 expiring June 15, 2009; 50,000 common shares at $0.20 expiring July 6, 2009; 132,000 common shares at $0.20 expiring April 4, 2010, 104,000 common shares at $0.25 expiring May 19, 2010, 379,000 common shares at $0.10 expiring January 23, 2008 and 200,000 common shares at $0.15 expiring February 27, 2008.

Warrants

As at March 31, 2005, there were warrants to purchase 1,000,000 common shares exercisable at $0.20 per share, expiring November 11, 2005.

Note 4

Related Party Transactions

1. During the period, 154327 Canada Inc. was entitled to receive $4,500 (2004 - $4,500) for management services rendered. As at March 31, 2005 the total amount owing to 154327 Canada Inc. for current and past services was $76,500 (2004 - $58,500). The President of the Company owns 154327 Canada Inc.

2. As of March 31, 2005, the amount of $144,181 (2004 - $112,881) was owing to the President of the Company who is also a director. During the period, the President of the Company was entitled to reimbursement of expenses of $6,250 (2004 - $13,700) for executive office services.

Note 5

Accounts payable

Included in accounts payable is an accrual for a judgement rendered on December 2, 2004 against the company in the amount of $54,639. At March 31, 2005, this amount is still outstanding and bears interest plus costs.